CORMEDIX INC.

1430 U.S. Highway 206, Suite 200
Bedminster, NJ 07921

June 6, 2016

Via EDGAR Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Dorman T. Yale

Re:	CorMedix Inc.
Form S-3
Filed May 27, 2016
File No. 333-211695

Ladies and Gentlemen:

CorMedix Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registrant’s Form S-3 (File No. 333-211695) effective as of 5:00 p..m. Eastern Time, Wednesday, June 8, 2016, or as soon thereafter as practicable. Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CORMEDIX INC.

By:	/s/ Randy Milby
Randy Milby
Chief Executive Officer